Exhibit 2

FOR IMMEDIATE RELEASE	23 APRIL 2014

WPP PLC (“WPP”)

tenthavenue and BesTV to form digital and mobile

Out of Home joint venture in China

WPP’s wholly owned Out of Home business tenthavenue and Shanghai Media Group’s BesTV New Media Co. Ltd have announced that they will establish a new company, Bestenth Media (Shanghai) Co. Ltd, to enter the Out of Home digital and mobile internet advertising market in China.

tenthavenue specialises in Out of Home digital and mobile internet advertising. Delivering innovative and engaging customer experiences, it reaches consumers with relevant content at the right time and place across multiple channels and interactive devices in the Out of Home and moving environments. Four subsidiary companies of tenthavenue provide comprehensive branding services in global in-flight entertainment, Out of Home media advertising, creative mobile phone marketing and digital publishing.

BesTV is a subsidiary company of the Shanghai Media Group (SMG). Its main business areas include IPTV, OTT, smart TV and mobile TV, covering more than 20 provinces and cities in mainland China and Southeast Asia. It also provides technical equipment and video content production across Asia Pacific and Africa.

The new company, Bestenth, will focus on the total coverage of transit new media including public buses, ferries, metros, trains and airlines.

In Greater China, WPP companies (including associates) generate revenues of US$1.4 billion and employ over 14,000 people. Like-for-like revenue growth in Greater China was 4.0% in 2013 (excluding associates).

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing

+86 1360 107 8488